# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CENTRAL & EASTERN EUROPE FUND, INC., CIK 0000860489
CUSIP: 153436100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 875 Third Avenue, New York, New York (NY), 10022
Date of event which requires filing of this statement: 09/03/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000937074

## Reporting persons
- PHRONESIS PARTNERS, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 467,350; sole dispositive power 0; shared dispositive power 467,350; aggregate amount beneficially owned 467,350 (7.2% of the class)
- JAMES WIGGINS: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 467,350; sole dispositive power 0; shared dispositive power 467,350; aggregate amount beneficially owned 467,350 (7.2% of the class)

## Item 1. Issuer
Name of issuer: CENTRAL & EASTERN EUROPE FUND, INC.
Address of issuer's principal executive offices: 875 Third Avenue, New York, NY 10022

## Item 2. Person Filing
Name of person filing:
Phronesis Partners, L.P.
James Wiggins
Address of principal business office or, if none, residence:
Phronesis Partners, L.P.
1411 Fountaine Dr.
Columbus, OH 43221

James Wiggins
1411 Fountaine Dr.
Columbus, OH 43221
Citizenship:
Phronesis Partners, L.P. - Delaware
James Wiggins - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Phronesis Partners, L.P. - 467,350
James Wiggins - 467,350
Percent of class:
Phronesis Partners, L.P. - 7.2%
James Wiggins - 7.2%
Sole power to vote or to direct the vote:
Phronesis Partners, L.P. - 0
James Wiggins - 0
Shared power to vote or to direct the vote:
Phronesis Partners, L.P. - 467,350
James Wiggins - 467,350
Sole power to dispose or to direct the disposition:
Phronesis Partners, L.P. - 0
James Wiggins - 0
Shared power to dispose or to direct the disposition:
Phronesis Partners, L.P. - 467,350
James Wiggins - 467,350

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- PHRONESIS PARTNERS, L.P.: /s/ James Wiggins, James Wiggins / General Partner (10/29/2025)
- JAMES WIGGINS: /s/ James Wiggins, James Wiggins (10/29/2025)